SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016
_______________________

BioLineRx Ltd.
 (Translation of registrant’s name into English)
_______________________

2 HaMa’ayan Street
 Modi’in 7177871, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☑

On October 4, 2016, BioLineRx Ltd. (the “Company”) received a written notification from The Nasdaq Stock Market (“Nasdaq”) confirming that the Company has regained compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market.

The Company had previously announced that it had received notice from Nasdaq that the bid price of the Company’s American Depositary Shares (“ADSs”), each representing one ordinary share, was below $1.00 per ADS for the previous 30 consecutive business days and, as a result, the Company was not in compliance with Listing Rule 5550(a)(2) (the “Rule”). The Company was provided with 180 days, or until January 17, 2017, to regain compliance with the Rule. As a result of the Company’s ADSs closing with a bid price of at least $1.00 for at least 10 consecutive days, Nasdaq informed the Company that it has regained compliance with the minimum bid price requirement and the matter is now closed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.
By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: October 6, 2016